UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Nokia Siemens Networks Expand Cooperation on WiMAX™. Dated July 23rd, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23rd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Nokia Siemens Networks Expand
Cooperation on WiMAX™

Companies collaborate for mobile WiMAX opportunities through expanding their existing OEM agreement

Tel-Aviv, Israel, July 23, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that it has agreed with Nokia Siemens Networks, a leading global enabler of communications network solutions and services, to expand the existing OEM agreement to include Alvarion’s portfolio of mobile WiMAX solutions. As part of this new agreement, Nokia Siemens Networks will resell Alvarion’s latest mobile WiMAX 802.16e solutions to Nokia Siemens Networks’ current and prospective WiMAX customers.

Nokia Siemens Networks will resell the Alvarion 4Motion® Mobile WiMAX Solution, including the BreezeMAX® base stations, ASN Gateways and 4Motion Element Management System. The company will also provide deployment, management and maintenance Services for the products and will leverage its proven multi-vendor capabilities for a most efficient and smooth solution.

“We are pleased to expand our long standing relationship with Nokia Siemens Networks,” said Tzvika Friedman, president and CEO of Alvarion. “For certain operator customers, we believe this collaboration will deliver a strong business case through the most advanced, best-in-class WiMAX network solution that leverages Nokia Siemens Networks’ solid experience in local market execution and support capabilities – key elements that fit well within our Open WiMAX strategy.”

Alvarion and Nokia Siemens Networks are already cooperating on WiMAX projects under this expanded agreement.

As the first 4G technology commercially available in the marketplace, WiMAX offers an enhanced business case for operators looking to deploy mobile broadband services. Alvarion’s end-to-end Mobile WiMAX solution supports both wireless and mobile broadband applications. Alvarion’s solution enables operators to achieve a lower total cost of ownership based on advanced technology which enables higher capacity and extended coverage.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.